UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Clarivate Plc
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G21810109
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Elgin Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,773,769 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,773,769 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,773,769 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% **
12	TYPE OF REPORTING PERSON CO

* As of June 18, 2020
** Based on 387,333,435 Ordinary Shares outstanding as of June 18, 2020, after the completion of the Issuer’s public offering pursuant to the Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 5, 2020 and after giving effect to the partial exercise of the underwriters’ option to purchase additional Ordinary Shares.

1	NAMES OF REPORTING PERSON Elgin Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,773,769 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,773,769 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,773,769 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% **
12	TYPE OF REPORTING PERSON PN

* As of June 18, 2020
** Based on 387,333,435 Ordinary Shares outstanding as of June 18, 2020, after the completion of the Issuer’s public offering pursuant to the Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 5, 2020 and after giving effect to the partial exercise of the underwriters’ option to purchase additional Ordinary Shares.

1	NAMES OF REPORTING PERSON Baring Private Equity Asia GP VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,773,769 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,773,769 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,773,769 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% **
12	TYPE OF REPORTING PERSON PN

* As of June 18, 2020
** Based on 387,333,435 Ordinary Shares outstanding as of June 18, 2020, after the completion of the Issuer’s public offering pursuant to the Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 5, 2020 and after giving effect to the partial exercise of the underwriters’ option to purchase additional Ordinary Shares.

1	NAMES OF REPORTING PERSON Baring Private Equity Asia GP VI Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,773,769 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,773,769 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,773,769 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% **
12	TYPE OF REPORTING PERSON CO

* As of June 18, 2020
** Based on 387,333,435 Ordinary Shares outstanding as of June 18, 2020, after the completion of the Issuer’s public offering pursuant to the Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 5, 2020 and after giving effect to the partial exercise of the underwriters’ option to purchase additional Ordinary Shares.

1	NAMES OF REPORTING PERSON Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,773,769 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,773,769 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,773,769 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% **
12	TYPE OF REPORTING PERSON IN

* As of June 18, 2020
** Based on 387,333,435 Ordinary Shares outstanding as of June 18, 2020, after the completion of the Issuer’s public offering pursuant to the Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 5, 2020 and after giving effect to the partial exercise of the underwriters’ option to purchase additional Ordinary Shares.

SCHEDULE 13G

Item 1(a)	Name of Issuer
Clarivate Plc
Item 1(b)	Address of Issuer’s Principal Executive Offices
Friars House, 160 Blackfriars Road London SE1 8EZ United Kingdom
Item 2(a)	Name of Person Filing

This statement is filed on behalf of the following (each, a “Reporting Person”):

(i) Elgin Investment Holdings Limited;
(ii) Elgin Aggregator, L.P.;
(iii) Baring Private Equity Asia GP VI, L.P.;
(iv) Baring Private Equity Asia GP VI Limited; and
(v) Jean Eric Salata.

The relationships among the Reporting Persons is described in Item 4 of this statement.
The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b)	Address or Principal Business Office, or, if None, Residence
9 Raffles Place #26-01 Republic Plaza Singapore 048619
Item 2(c)	Citizenship or Place of Organization

(i) Elgin Investment Holdings Limited:  British Virgin Islands
(ii) Elgin Aggregator, L.P.:  Cayman Islands
(iii) Baring Private Equity Asia GP VI, L.P.:  Cayman Islands
(iv) Baring Private Equity Asia GP VI Limited:  Cayman Islands
(v) Jean Eric Salata:  Chile

Item 2(d)	Title of Class of Securities
Ordinary Shares of no par value
Item 2(e)	CUSIP No.
G21810109

Item 3	For Statements Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c)
Not applicable
Item 4	Ownership

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

Elgin Investment Holdings Limited is the record holder of the Ordinary Shares reported herein.  The sole shareholder of Elgin Investment Holdings Limited is Elgin Aggregator, L.P. The general partner of Elgin Aggregator, L.P. is Baring Private Equity Asia GP VI, L.P.  The general partner of Baring Private Equity Asia GP VI, L.P. is Baring Private Equity Asia GP VI Limited.  The sole shareholder of Baring Private Equity Asia GP VI Limited is Jean Eric Salata.  As the sole shareholder of Baring Private Equity Asia GP VI Limited, Jean Eric Salata may be deemed to have voting and dispositive power with respect to the Ordinary Shares beneficially owned as described herein, but he disclaims beneficial ownership of such shares.

Item 5	Ownership of Five Percent or Less of a Class
Not applicable
Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8	Identification and Classification of Members of the Group
Not applicable
Item 9	Notice of Dissolution of Group
Not applicable
Item 10	Certification
Not applicable

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2020

ELGIN INVESTMENT HOLDINGS LIMITED
By:	VSG Corporate Limited, Director
By:	/s/ Caroline Baker
Name:	Caroline Baker
Title:	Director
ELGIN AGGREGATOR, L.P.
By:	Baring Private Equity Asia GP VI, L.P., its General Partner
By:	Baring Private Equity Asia GP VI Limited, its General Partner
By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director
BARING PRIVATE EQUITY ASIA GP VI, L.P.
By:	Baring Private Equity Asia GP VI Limited, its General Partner
By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director
BARING PRIVATE EQUITY ASIA GP VI LIMITED
By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director
JEAN ERIC SALATA
By:	/s/ Jean Eric Salata
Name:	Jean Eric Salata

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  July 9, 2020

ELGIN INVESTMENT HOLDINGS LIMITED
By:	VSG Corporate Limited, Director
By:	/s/ Caroline Baker
Name:	Caroline Baker
Title:	Director
ELGIN AGGREGATOR, L.P.
By:	Baring Private Equity Asia GP VI, L.P., its General Partner
By:	Baring Private Equity Asia GP VI Limited, its General Partner
By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director
BARING PRIVATE EQUITY ASIA GP VI, L.P.
By:	Baring Private Equity Asia GP VI Limited, its General Partner
By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director
BARING PRIVATE EQUITY ASIA GP VI LIMITED
By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director
JEAN ERIC SALATA
By:	/s/ Jean Eric Salata
Name:	Jean Eric Salata